Cohen Circle Acquisition Corp. I

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

October 1, 2024

VIA EDGAR TRANSMISSION

Cheryl Brown

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Cohen Circle Acquisition Corp. I
Registration Statement on Form S-1
Filed September 20, 2024
File No. 333-282271

Dear Ms. Brown:

On behalf of Cohen Circle Acquisition Corp. I (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated September 30, 2024 relating to the Registration Statement on Form S-1 of the Company filed with the Commission on September 20, 2024 (the “Form S-1”). We are concurrently filing via EDGAR Amendment No. 1 to the Form S-1 (the “Amendment”). The changes reflected in the Amendment include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in the Amendment filed concurrently herewith.

Registration Statement on Form S-1

Summary, page 7

1.

We note your response to prior comment 4 and reissue the comment in part. Please expand your disclosure to describe in greater detail, outside of the table, the extent to which such compensation and securities may result in material dilution to public shareholders. In that regard, we note your cover page states that in the event additional Class A ordinary shares or equity-linked securities are issued, the ratio of which the Class B ordinary shares will convert into Class A ordinary shares will be adjusted so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal 25% of all Class A ordinary shares issued and outstanding upon the completion of the offering and private placement. Refer to Item 1602(b)(6) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 8 of the Amendment to provide the greater detail requested.

October 1, 2024

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at 610-205-6050.

Sincerely yours,

/s/ R. Maxwell Smeal
R. Maxwell Smeal Chief Financial Officer Cohen Circle Acquisition Corp. I